FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of         September                                      2004
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Commission File Number
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                          Ace Aviation Holdings Inc.
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                (Translation of registrant's name into English)


  7373 Cote Vertu West, P.O. Box 14000, Saint-Laurent, Quebec, Canada H4Y 1H4
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                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

               Form 20-F                       Form 40-F       X
                         ----------                        ----------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                             No      X
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         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


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                               EXPLANATORY NOTE

On September 30, 2004, Ace Aviation Holdings Inc. (the "Company) completed the transactions contemplated by the previously disclosed plan of reorganization, compromise and arrangement (as detailed in Amendment No. 1 to the Company's Registration Statement on Form F-10, filed with the Securities and Exchange Commission on July 13, 2004 (the "Reorganization")), involving the Company, Air Canada (Commission File Number: 000-27096) and certain of their subsidiaries. A press release announcing the completion of the Reorganization is attached hereto as Document 1. As a result of the Reorganization, the Class A variable voting shares and the Class B voting shares of the Company are deemed to be registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by virtue of Rule 12g-3(a) thereunder, and the Company is the successor issuer to Air Canada for reporting purposes under the Exchange Act.


                                DOCUMENT INDEX

Document
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   1.            News Release, dated September 30, 2004


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                                                                    Document 1


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Air Canada Successfully Completes Restructuring Process And Implements
Plan of Arrangement


         MONTREAL, Sept. 30 /CNW Telbec/ - Air Canada announced today that it has successfully completed its restructuring process and implemented its Plan of Arrangement. The airline is exiting from CCAA protection with reduced operating costs, a strengthened balance sheet, a reorganized corporate structure and has a fleet renewal and commercial strategy intended to achieve sustained growth and profitability. The Corporation is well positioned to generate positive operating income and cash flow and has reduced its net debt and capitalized operating lease obligations from approximately $12 billion to less than $5 billion. In addition, the Corporation has raised $1.1 billion of new equity capital and, as of today, has approximately $1.9 billion of cash on hand.

         "We're emerging from CCAA focused and well on our way to becoming a profitable, growing and competitive company in a rapidly changing industry," said Robert Milton, Chairman, President and CEO of ACE Aviation Holdings Inc. "We have not only reduced our cost structure and strengthened our balance sheet, we have fundamentally reinvented who we are. Air Canada can no longer be considered a traditional legacy carrier. At a time when our major competitors in the US are struggling, we have radically transformed this airline into a highly connected global network carrier offering the simplicity and ease of our low cost competitors."

         The different steps of the Plan were completed earlier today including the following transactions:

          - The corporate reorganization of the Corporation became effective with the various business segments within the Air Canada group now established as separate legal entities. Under the new corporate structure, ACE Aviation Holdings Inc. (ACE) is now the parent holding company under which the reorganized Air Canada and separate legal entities are held. In addition to Aeroplan, Air Canada Jazz, Destina.ca and Touram (Air Canada Vacations) which were already established as separate legal entities, Air Canada Technical Services (ACTS), Air Canada Cargo and Air Canada Groundhandling were established as separate legal entities.

          - The by-laws of ACE were implemented as part of the Plan and the new Board of Directors of ACE has taken office. The Board took several actions at its first-official meeting, held earlier today. Robert Milton was appointed Chairman and Michael Green of Cerberus Operations was appointed Lead Director. In addition, the Board established two sub-committees of the Board comprised exclusively of independent directors - the Audit, Finance & Risk Committee and the Governance & Corporate Matters Committee. The ACE Board also approved a Directors' Stock Ownership Policy that will require independent directors to own a minimum amount of stock.

          - The Global Restructuring Agreement with GECC (General Electric Capital Corporation) and affiliates became effective. The

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               agreement provides for the restructuring of leases and an
               agreement on financing to be used for future acquisitions of new regional jet aircraft. The terms of the exit facility portion of the agreement were amended such that the term loan on exit is now approximately C$540 million.

          - In accordance with the Standby Purchase Agreement with Deutsche Bank Securities Inc. (DB), ACE completed the issuance of shares under its rights offering for proceeds of $850 million. DB acted as standby purchaser and acquired the shares relating to unexercised rights.

          - In accordance with the Investment Agreement with Cerberus ACE Investment, LLC, Promontoria Holding III B.V., an affiliate of Cerberus Capital Management L.P., subscribed for and purchased $250 million of convertible preferred shares of ACE, representing on an as converted basis 9.16 per cent of the fully diluted equity of ACE.

          - The Corporation confirmed that 77,334,674 Class A variable voting shares (ACE.RV) of ACE and 11,480,430 Class B voting shares (ACE.B) of ACE were issued today and will start trading on the Toronto Stock Exchange (TSX) on October 4, 2004. Ernst & Young, as court-appointed Monitor and disbursing agent under the Plan, has retained in escrow 7,680,365 ACE shares pending the resolution of the disputed claims.

         Mr. Milton said the Plan and the business strategy will allow Air Canada to compete effectively in the current and future airline industry environment. "We've reduced our cost structure. We've redefined and enhanced our products and services. We've rationalized our fleet, introducing new wide body and, soon, new regional aircraft to ensure we have the right aircraft to optimally serve current and new destinations throughout our global network. And we've streamlined and enhanced our corporate structure with a view to maximizing the inherent value of our overall franchise and each of our business units."

         "Our successful restructuring was only possible through the willingness of our employees, lessors and creditors to embrace change. Today's outcome is also due in part to the efforts of the many individuals involved in the restructuring over the past 18 months. I thank them for their hard work and efforts in overcoming every hurdle along the way."

         "It has been a particularly difficult time for our employees and I thank them for their loyalty, dedication and sheer determination to ensure this great airline's survival. And I thank Air Canada's customers for their unwavering support throughout this process. We will continue to introduce innovative products that our customers value and that will keep them coming back. And we'll be further streamlining our processes to be more customer and employee friendly. Today marks a defining moment for the new Air Canada and I am confident customers and employees alike will soon recognize the signs of a newly energized airline poised for success."

         This news release includes statements about expected future events and/or financial results that are forward-looking in nature and

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         subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the private Securities Litigation Reform Act of 1995. The Corporation and ACE caution that actual performance will be affected by a number of factors, many of which are beyond the Corporation's or ACE's control and that future events and results may vary substantially from what the Corporation and ACE currently foresee. Additional information identifying risks and uncertainties is contained in the Corporation's and ACE's recent filings with the securities commissions in Canada and the United States and SEDAR.


For further information: Isabelle Arthur (Montreal), (514) 422-5788; Laura Cooke (Toronto), (416) 263-5576; Angela Mah (Vancouver),
(604) 270-5741; Internet: aircanada.com


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                                  SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ACE AVIATION HOLDINGS INC.
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                                                            (Registrant)


Date:  September 30, 2004                       By: /s/ PAUL LETOURNEAU
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                                                    Paul Letourneau
                                                    Corporate Secretary